July 9, 2008

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Bryan Pitko, Staff Attorney
Michael Reedich, Special Counsel
Jeffrey Riedler, Assistant Director

RE:          AMAG Pharmaceuticals, Inc.
Form 10-K for the Year Ended December 31, 2007

                              Filed February 27, 2008
File No. 000-14732

Gentlemen:

On behalf of AMAG Pharmaceuticals, Inc. (the “Company”), this letter is being submitted in response to the comment received from the staff (the “Staff”) of the Commission (the “Commission”) by letter dated July 1, 2008, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007 filed on February 27, 2008.  The numbering of the paragraph below corresponds to the numbering of the comment, which for the Staff’s convenience we have incorporated into this response letter.

Annual Report on Form 10-K for Fiscal Year Ended December 31, 2007

Business

Raw Materials, page 11

1.                                      We note that you rely on a sole source provider to supply some of the raw material for the manufacture of ferumoxytol and that there is no qualified alternative supplier.  We also note that on page 29, your risk factor indicates that any difficulty in obtaining raw materials for ferumoxytol would have a “material adverse impact” on the company’s ability to generate additional revenues, achieve profitability, and the future prospects of your business.  As such, it appears you are materially dependent on the provider of these raw materials.  Please identify the sole source provider, describe the material terms of related agreements, if any, and file such agreement as an exhibit to your Form 10-K.

Company Response:

In response to the Staff’s comment, the Company advises the Commission that it is not materially dependent on any sole source provider of raw materials for the manufacture of ferumoxytol.

The Company owns the intellectual property rights related to the manufacture of the primary raw material for ferumoxytol, and the Company believes that it can make appropriate arrangements with more than one third-party manufacturer to supply this raw material to the Company as needed.  The Company has historically relied on one supplier because ferumoxytol is still in the pre-commercial stage of development, and as such, the Company’s requirements for the primary raw material are limited.  As the Company prepares for the commercial launch of ferumoxytol (currently anticipated to be in 2009), it has identified and has had discussions with additional suppliers and believes that it will have multiple alternatives for the manufacture of such ferumoxytol raw material as necessary post-launch.  Further, the Company has begun to build inventory of ferumoxytol in anticipation of commercial launch in 2009 and has obtained an estimated six month supply of the primary raw material.

The primary raw material for ferumoxytol is currently manufactured by a single supplier on a non-exclusive, purchase order basis.  The Company does not have any long-term supply contracts in place for ferumoxytol raw materials.  Although the Company does have a supply contract in place for certain raw materials used in the manufacture of certain of its historical products and product candidates other than ferumoxytol, the Company does not consider such contract to be material to its business.

The risk factor set forth on page 29 of the Company’s Form 10-K identifies the risks related to the procurement of raw materials from third party suppliers generally.  At the time the Company filed its Form 10-K on February 27, 2008, the risk of a potential “material adverse impact” on the Company’s ability to generate additional revenues, achieve profitability and future prospects related to the overall process of procurement of raw materials and did not relate solely to the reliance on a single supplier. This risk is intended to identify a long-term, forward-looking risk to the Company subsequent to approval of ferumoxytol for marketing by the U.S. Food and Drug Administration (the “FDA”) and the expected commercial launch of ferumoxytol in 2009.

The Company will continue to carefully monitor its disclosure regarding the sources of ferumoxytol raw materials and the related risk factor following FDA approval and commercial launch of ferumoxytol and revise it as necessary to address evolving risks, including the risk of material reliance upon a single source supplier of raw materials. However, based on the foregoing, the Company respectfully advises the Commission that it believes no additional disclosure is currently required.

*****

The Company further acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments concerning this response to your comment letter, please contact me at (617) 498-3320.

Sincerely,

/s/ Joseph L. Farmer

Joseph L. Farmer

General Counsel and Senior Vice President

of Legal Affairs